UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 05, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Jes Staley Barclays Share Purchase - dated 05 November 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 05, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 05, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

5 November 2015

Barclays PLC

Barclays PLC ("the Company") announces that on 4 November 2015 Jes Staley, CEO designate, notified Barclays that on 4 November 2015 he purchased 2,790,000 ordinary shares in the Company with a nominal value of 25 pence each ("the Shares"). The average market price of the Shares was £2.3300 per share and the place of trading was the London Stock Exchange.

Following this transaction, Jes Staley holds 2,790,000 Shares.

For further information please contact:

Investor Relations Kathryn McLeland +44 (0) 20 7116 4943	Media Relations Will Bowen + 44 (0) 203 134 7744